UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated May 12, 2021, announcing preliminary financial results for the quarter ended March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: May 13, 2021	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q1 2021

SFL Corporation Ltd.

Preliminary Q1 2021 results and quarterly cash dividend of $0.15 per share

Hamilton, Bermuda, May 12, 2021. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2021.

Highlights
•69th consecutive quarterly dividend declared, $0.15 per share
•Operating revenue of approximately $109.1 million, and net profit of $31.5 million in the first quarter
•Received charter hire1 of approximately $135 million in the quarter from the Company’s vessels and rigs, including $2.6 million of profit share
•Adjusted EBITDA2 of $83.9 million from consolidated subsidiaries, plus an additional $13.8 million adjusted EBITDA2 from associated companies
•Agreement to acquire a 2020-built 5,300 TEU vessel in combination with a 7 year charter to Maersk Line
•Agreement to build 2x 7,000 CEU LNG dual fuel car carriers in combination with 10 year charters to the Volkswagen Group
•Placement of $150 million senior unsecured sustainability-linked bond

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

“We are pleased to execute on our commitment to invest in assets and markets with a lower carbon footprint, as evidenced by our recent agreement to build and charter out dual-fuel car carriers, adding more than $200m in fixed-rate charter backlog.

The Company has also recently addressed the refinancing of our convertible bond maturing in October with the successful placement of a new $150m senior unsecured sustainability-linked bond with strong international demand.

Over the last 10 years, SFL’s fleet has transitioned from tankers and offshore assets to now mainly containerships and dry bulk vessels. Our cash flow visibility is very good with more than $2.4 billion fixed rate charter backlog supporting the Company’s distribution capacity.”

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.15 per share. The dividend will be paid on or around June 29, to shareholders on record as of June 14, and the ex-dividend date on the New York Stock Exchange will be June 11, 2021.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest, amortization and capital payments.

Results for the Quarter ended March 31, 2021
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $109.1 million in the first quarter of 2021, compared to $114.9 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $15.5 million of charter hire not defined as operating revenues pursuant to US GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from rig owning subsidiary classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring and/or non-cash items, including positive mark-to-market effects relating to interest rate swaps and equity investments of $9.3 million, gain on sale of securities of $0.7 million, gain on repurchase of debt of $0.2 million and a reduction of $0.9 million on credit loss provision.

Reported net income pursuant to U.S. GAAP for the quarter was $31.5 million, or $0.27 per share.

Business Update
As of March 31, 2021, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 84 wholly or partly owned vessels was approximately $2.4 billion.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may improve our operating results.

Most of SFL’s vessels are employed on time charters where the Company performs technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Despite crew changes having been challenging since the pandemic outbreak, SFL has taken significant measures across its operations to ensure the continued health and safety of its crew onboard vessels. With strong focus and strict routines in place, SFL has not had significant disruptions to any of its operations thus far.

In April, SFL published the 2020 ESG report where we seek to provide investors and other stakeholders with easy access to material information on environmental, social and governance factors. Our report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board (SASB). Furthermore, we have incorporated the principles of the UN Global Compact. For those who are assessing the Company based on the framework of the Global Report Initiative (GRI), we have developed a GRI index, also available on our website.

Liners
Including recently announced transactions, SFL will have liner fleet of 49 wholly or partly owned container vessels and four car carriers. The liner fleet generated approximately $74.4 million in gross charter hire in the first quarter, including $2.4 million of profit share from fuel savings. Of the total gross charter hire, more than 95% was derived from vessels on long term charters and the remaining was derived from vessels on short term charters.

According to industry sources, the liner market continued to see significant improvements during the first quarter. Liner operators experienced increased freight volumes amid increasing freight rates on many trade routes. With a limited supply of available vessels, short term charter rates continued to increase.
3 Fixed rate backlog as per March 31, 2021 includes fully owned vessels and 100% of four partially owned 19,000 TEU container vessels, which SFL also manages. The backlog excludes rigs, charterers’ extension options and purchase options (if applicable).

As of March 31, 2021, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $1.9 billion, with an average remaining charter term of approximately 4.4 years or 7.5 years if weighted by charter hire. The world’s two largest liner operators, Maersk and MSC, account for 76% of the total liner backlog.

In March 2021, the Company agreed to purchase a 2020-built 5,300 TEU container vessel with a long-term charter to Maersk Line. The delivery is expected to take place in the third quarter of 2021.

Subsequent to quarter end, the Company entered into an agreement with the Volkswagen Group to build and charter out two newbuild dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas (LNG). The charter period is 10 years from delivery in 2023, and until the new vessels are delivered Volkswagen will charter our two existing car carriers SFL Composer and SFL Conductor. The transaction is estimated to add more than $200 million to the fixed-rate charter backlog.

Tankers
SFL has nine crude oil, product and chemical tankers, with the majority employed on long term charters. The vessels generated approximately $15.3 million in gross charter hire in the first quarter, including approximately $0.3 million in profit share.
SFL has only two Suezmax tankers trading in the spot market, and the net charter hire from these vessels was approximately $2.5 million in the first quarter, compared to approximately $1.6 million in the fourth quarter.

Although our spot vessels saw improving results compared to the previous quarter, the crude oil tanker market continued to be relatively weak during the first quarter as mobility restrictions as a result of the pandemic negatively affected global oil demand. Also, high oil and oil product inventories reduced transportation demand while fleet supply remained abundant.

Dry Bulk
The Company owns 22 dry bulk carriers. 12 vessels are employed on long term charters, and the other ten are trading in the short term market. SFL generated approximately $31.9 million in gross charter hire from the dry bulk fleet in the first quarter. Of this amount, approximately 60% was derived from vessels on long term charters.

During the first quarter, freight rates generally increased as demand for transportation increased along with port congestions absorbing vessel capacity. The Company has ten dry bulk vessels ranging between 32,000 and 57,000 dwt, employed in the spot and short term market. These vessels generated approximately $9.8 million in net charter hire during the first quarter, compared to approximately $6.4 million in the previous quarter.

Offshore
SFL owns two drilling rigs which are chartered out to subsidiaries of Seadrill on bareboat terms. In the first quarter, the Company received charter hire of approximately $13.2 million on the rigs.
In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to West Linus and West Hercules, allowing for the uninterrupted performance of sub- charters to oil majors while the Chapter 11 process is ongoing.

Pursuant to these agreements, Seadrill will be allowed to use funds received from the respective sub-charters to pay a fixed level of operating and maintenance expenses in additional to general and administrative costs. In exchange, SFL will receive approximately 75% of the invoiced lease hire under the existing charter agreements for West Linus and West Hercules for the same period. The agreed amounts are sufficient to cover SFL’s debt service relating to the rigs.

While no assurances can be provided with regards to the outcome of Seadrill’s Chapter 11 proceedings, SFL continues to have constructive dialogue with Seadrill and the relevant financing banks to find a long-term solution for the West Linus and West Hercules.

The harsh environment jack-up rig West Linus is sub-chartered to an oil major until the end of 2028, while the harsh environment semi-submersible rig West Hercules is employed on consecutive sub charters to an oil major in the North Sea.

SFL also owns a third rig, West Taurus, which was previously on charter to Seadrill. This rig has been in lay-up for several years and is now being prepared for recycling during the second half of 2021.

Financing and Capital Expenditure
As of March 31, 2021, SFL had approximately $216 million of cash and cash equivalents, and the Company had marketable securities of approximately $21 million, based on market prices at the end of the quarter.

Subsequent to quarter end, the Company successfully placed USD 150 million in senior unsecured sustainability-linked bonds due 12 May 2026. The bond will pay a coupon of 7.25% per annum, and net proceeds will be used to refinance existing debt and for general corporate purposes.

There is an aggregate remaining capex of approximately $184 million committed to the recent acquisitions, and most of this is expected to be funded by bank financing.

Strategy and Outlook
Management is committed to continuing the conservative profile of the Company by chartering out the majority of our assets on long term charters to operators with a strong financial and competitive position in their respective shipping markets. Our diversified and extensive charter portfolio provides the Company with a strong business platform, and the recent asset acquisitions and financing transactions are indicative of SFL’s position in the market.
The Company is well positioned for further growth and we expect to develop new attractive opportunities going forward. We believe the combination of a challenging banking market for many players and attractive asset prices will create significant opportunities for SFL in finding investment opportunities.

We are also pleased to demonstrate our commitment to investments in assets with a lower carbon foot-print through the recent order of dual-fuel car carriers in combination with long term charters. In addition, we intend to cooperate with our customer to use eco-friendly bio-fuel for the propulsion of our two existing car carriers.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.
Additionally, another 28 container vessels and three VLCCs were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.
Under U.S. GAAP, the wholly owned subsidiary owning the drilling rig West Hercules and the partly-owned affiliates owning four container vessels are accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates are not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates are recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

ASU 2016-13 "Financial Instruments - Credit Losses" was effective from our fiscal year 2020. For assets classified as financial assets under US GAAP, including several of SFL’s leases, this ASU requires that a calculation of a credit loss provision based on historical experience, current conditions, and reasonable supportable forecasts is carried out each quarter and recorded on the balance sheet, with the corresponding change in the provision being recorded on the income statement. At the end of the first quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $7.8 million.

Non-GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of its charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the restructuring of Seadrill Limited, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts, potential disruption of shipping routes due to accidents or political events, the length and severity of the ongoing coronavirus outbreak and its impact on the demand for commercial seaborne transportation and the condition of the financial markets and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 12, 2021

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
FIRST QUARTER 2021 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
	Mar 31,	Dec 31,	2020
(in thousands of $ except per share data)	2021	2020	(audited)
Charter revenues: operating lease	96,532	88,646	370,359
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	9,976	20,926	78,119
Profit share income	2,620	5,340	22,569
Total operating revenues	109,128	114,912	471,047
Gain/(loss) on sale of assets and termination of charters	—	—	2,250

Vessel operating expenses	(36,367)	(37,786)	(155,643)
Administrative expenses	(2,191)	(2,680)	(11,400)
Depreciation	(28,505)	(28,120)	(111,279)
Vessel impairment charge	—	(252,638)	(333,149)
Total operating expenses	(67,063)	(321,224)	(611,471)

Operating income/(loss)	42,065	(206,312)	(138,174)

Results in associates(2)	2,048	1,158	4,286
Interest income from associates(2)	2,025	1,329	11,925
Interest income, other	13	236	1,475
Interest expense	(21,869)	(31,706)	(126,402)
Amortization of deferred charges	(1,868)	(2,111)	(9,040)
Gain or (loss) on Investments in debt and equity securities	2,071	(1,587)	(22,453)
Income (expense) related to non-designated derivatives	6,188	1,592	(29,703)
Other financial items	809	72,176	83,661
Taxes	—	—	—
Net income/(loss)	31,482	(165,225)	(224,425)

Basic earnings/(loss) per share ($)	0.27	(1.49)	(2.04)

Weighted average number of shares(3)	116,344,780	111,202,221	108,971,605
Common shares outstanding(3)	116,359,233	116,044,222	116,044,222

(1) Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended March 31, 2021 was $12.4 million (three months ended December 31, 2020: $18.2 million; full year 2020: $60.6 million).
(2) Two of our affiliates were accounted for as ‘Investment in associates’ during the quarter. The contribution from these affiliates is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
FIRST QUARTER 2021 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2020
(in thousands of $)	2021	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	216,005	215,445
Restricted cash	8,009	8,953
Investment in marketable securities	21,246	28,805
Amount due from related parties	3,637	7,718
Investment in sales-type, direct financing & leaseback assets, current portion	40,916	55,420
Other current assets	44,289	40,095

Long term
Vessels and equipment, net	1,584,220	1,240,698
Vessels and equipment under finance lease, net	687,195	697,380
Investment in sales-type, direct financing & leaseback assets, long term	268,848	622,123
Investment in associates(2)	29,345	27,297
Amount due from related parties - long term(2)	124,562	123,910
Other long term assets	32,303	25,367

Total assets	3,060,575	3,093,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	522,479	484,956
Amount due to related parties	2,012	2,724
Finance lease liability, current portion	49,451	48,887
Other current liabilities	36,133	39,964

Long term
Long term interest bearing debt, net of deferred charges	1,101,946	1,164,113
Finance lease liability, long term	511,565	524,200
Other long term liabilities	20,635	32,716

Stockholders’ equity	816,354	795,651

Total liabilities and stockholders’ equity	3,060,575	3,093,211

(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) Two of our affiliates were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as
‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
FIRST QUARTER 2021 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2020
	2021	2020	(audited)

OPERATING ACTIVITIES
Net income/(loss)	31,482	(165,225)	(224,425)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,031	31,904	126,960
Vessel impairment charge	—	252,638	333,149
Adjustment of derivatives to fair value recognised in net income	(7,961)	(3,394)	20,432
(Gain) or loss on Investments in debt and equity securities	(2,071)	1,587	22,453
Results in associates	(2,048)	(1,158)	(4,286)
Loss (gain) on sale of assets and termination of charters	—	(1,894)	(4,144)
Repayment of Investment in sales-type, direct financing & leaseback assets	12,429	18,208	60,590
Other, net	(81)	(64,981)	(69,554)
Change in operating assets and liabilities	(789)	14,388	15,300
Net cash provided by operating activities	62,992	82,073	276,475

INVESTING ACTIVITIES
Additions to Investment in sales-type, direct financing & leaseback assets	—	—	(65,030)
Purchase of vessels and capital improvements in progress	(3,580)	(5,769)	(55,016)
Net investment in newbuildings and vessel deposits	(4,257)	—	—
Proceeds from sale of vessels and termination of charters	—	58,410	210,920
Disposal of subsidiary, net of cash disposed of	—	14,676	14,676
Cash received from (paid to) associates(1)	(655)	18,686	31,467
Other assets / investments	(132)	16,316	39,322
Net cash provided by/ (used in) investing activities	(8,624)	102,319	176,339

FINANCING ACTIVITIES
Repayments of finance lease liability	(12,071)	(19,032)	(68,599)
Proceeds from long and short term debt	51,000	50,000	397,231
Repayment of long and short term debt	(75,823)	(232,257)	(624,588)
Resale (repurchase) of Company bonds	(1,855)	(1,775)	(66,570)
Expenses paid in connection with securing finance	(446)	(506)	(4,752)
Payments for early settlements of interest rate swaps, net	—	—	(4,539)
Principal settlements of cross currency swaps, net	—	—	(11,706)
Cash received from share issuance	1,897	46,358	61,485
Cash dividends paid	(17,454)	(17,224)	(109,394)
Net cash provided by/ (used in) financing activities	(54,752)	(174,436)	(431,432)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	(384)	9,956	21,382
Cash, cash equivalents and restricted cash at beginning of period	224,398	214,442	203,016
Cash, cash equivalents and restricted cash at end of period	224,014	224,398	224,398

(1) Two of our affiliates were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these affiliates. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2021 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (4x 19,000 TEU container vessels) and SFL Hercules Ltd (West Hercules) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended March 31, 2021

	River Box	SFL Hercules	Total
(in thousands of $)	Holding Inc	Ltd
Share presented	49.9%	100%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	5,035	4,177	9,212
Interest expense, related party(2)	(561)	(900)	(1,461)
Interest expense, other	(3,749)	(1,334)	(5,083)
Other items(3)	111	(731)	(620)
Net income(4)	836	1,212	2,048
(1) ‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended March 31, 2021 was $5.7 million (SFL Hercules Ltd, $3.1m; River Box Holding Inc, $2.7m).
(2) ‘Interest expense, related party’ from these affiliates is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended March 31, 2021, the Company recorded $2.0 million from these associates. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Other items’ includes a reduction of the credit loss provision of $0.3 million for the three months ended March 31, 2021.
(4) ‘Net (loss)/ income’ from these affiliates appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of March 31, 2021

	River Box	SFL Hercules	Total
(in thousands of $)	Holding Inc (1)	Ltd
Share presented	49.9%	100%
Cash and cash equivalents	2,148	7,926	10,074
Vessel and equipment	—	267,714	267,714
Investment in direct financing leases including current portion	267,381	—	267,381
Other assets	—	1	1
Total assets	269,529	275,641	545,170

Short term and long term portions of interest bearing debt	—	181,731	181,731
Short term and long term portions of lease liability	229,258	—	229,258
Other current liabilities	1,428	1,391	2,819

Long term loans from shareholders, net(2)	22,455	79,562	102,017

Stockholder's equity(3)	16,388	12,957	29,345

Total liabilities and stockholder's equity	269,529	275,641	545,170
(1) 100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FIRST QUARTER 2021 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	March 31, 2021
	Company (excluding associates)	100% owned associates	49.9% owned associates

Net cash provided by operating activities	62,992	7,621	3,369
Non cash movements in other assets and liabilities	(709)	(3,711)	6
Interest related to Non- Designated Derivatives	1,773	—	—
Interest expense	21,869	1,334	3,749
Interest income, other	(13)	—	—
Interest (income) expense from associates	(2,025)	900	561

Adjusted EBITDA (1)	83,887	6,144	7,685

(1)‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.